1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 20, 2017

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    PIMCO Equity Series (the “Registrant”)

          File Nos. 333-164077, 811-22375

Dear Ms. Dubey:

The Securities and Exchange Commission (“SEC”) staff (the “Staff”) previously provided comments on Post-Effective Amendment No. 45 (“PEA 45”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“Securities Act”), and the Registrant provided responses to the Staff’s comments on March 29, 2017. At that time, the Registrant also provided the Staff a revised version of the sales charge waiver appendix included with PEA 45 (“Revised Appendix B”). In a March 31, 2017 telephone conversation with me, you communicated the Staff’s comments on the Registrant’s responses and Revised Appendix B. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 45.

Comment 1: The first sentence of the second paragraph of Revised Appendix B states, “The following descriptions of sales charge waivers and discounts for a particular financial firm and class(es) of shares are reproduced based on information provided by the financial firm that the firm has represented is current as of the date of this Prospectus.” (italics added) Please revise the italicized portion of the sentence to clarify that the Fund is responsible for establishing sales charge waivers and discounts.

Response: Comment accepted. The Registrant will revise the sentence to clarify that it is the Fund’s responsibility.

Comment 2: The third sentence of the third paragraph of Revised Appendix B states, “You may wish to contact your financial firm to ensure that you have the most current information regarding the sales charge waivers available to you.” Please revise the sentence to clarify that the Fund is responsible for establishing sales charge waivers and discounts.

Anu Dubey April 20, 2017 Page 2

Response: Comment accepted. The Registrant will remove the sentence from Revised Appendix B.

Comment 3: The Staff has reviewed the Registrant’s response to Comment 8 in which the Registrant indicated that it will revise the sentence noted in the comment. Please provide the revised language.

Response: The Registrant has revised the sentence as follows (added language is bold and deleted language is bracketed): “Please contact your financial firm for more information regarding [applicable] sales charge waivers and discounts available to you and the financial firm’s related policies and procedures.”

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP
Brendan C. Fox, Dechert LLP